UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2021

M&T BANK CORPORATION

(Exact name of registrant as specified in its charter)

New York

(State or other jurisdiction of incorporation)

1-9861	16-0968385
(Commission File Number)	(I.R.S. Employer Identification No.)

One M&T Plaza, Buffalo, New York	14203
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (716) 635-4000

(NOT APPLICABLE)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Common Stock, $.50 par value	MTB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.Results of Operations and Financial Condition.

On April 19, 2021, M&T Bank Corporation announced its results of operations for the quarter ended March 31, 2021. The public announcement was made by means of a news release, the text of which is set forth in Exhibit 99.1 hereto.

The information under Item 2.02 in this Form 8-K, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall it be deemed incorporated by reference in any filing of  M&T Bank Corporation under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description

99.1	News Release dated April 19, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION

Date: April 19, 2021	By:	/s/ Michael R. Spychala
Michael R. Spychala
Senior Vice President and Controller

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Exhibit 99.1

INVESTOR CONTACT:	Donald J. MacLeod	FOR IMMEDIATE RELEASE:
	(716) 842-5138	April 19, 2021

MEDIA CONTACT:	Maya Dillon
(212) 415-0557

M&T BANK CORPORATION ANNOUNCES FIRST QUARTER RESULTS

BUFFALO, NEW YORK -- M&T Bank Corporation (“M&T”) (NYSE: MTB) today reported its results of operations for the quarter ended March 31, 2021.

GAAP Results of Operations. Diluted earnings per common share measured in accordance with generally accepted accounting principles (“GAAP”) were $3.33 in the first quarter of 2021, compared with $1.93 in the year-earlier quarter and $3.52 in the fourth quarter of 2020. GAAP-basis net income was $447 million in the recent quarter, $269 million in the first quarter of 2020 and $471 million in the final 2020 quarter. GAAP-basis net income in the initial 2021 quarter expressed as an annualized rate of return on average assets and average common shareholders' equity was 1.22% and 11.57%, respectively, compared with .90% and 7.00%, respectively, in the corresponding 2020 period and 1.30% and 12.07%, respectively, in the fourth quarter of 2020.  Included in noninterest expenses in the recent quarter were merger-related expenses associated with M&T’s proposed acquisition of People’s United Financial, Inc. of $10 million ($8 million after tax-effect, or $.06 of diluted earnings per common share).

Commenting on M&T’s results for the recent quarter, Darren J. King, Executive Vice President and Chief Financial Officer, stated, “We are pleased with our results for the first three months of the year.  The residential mortgage banking and trust businesses had strong revenue growth and expense levels were well-contained after considering the usual seasonal increase in salaries and employee benefits expenses.  Our outlook on forecasted credit losses improved considerably.  M&T’s capital position remains solid, with the Common Equity Tier 1 Capital Ratio growing to 10.4% at March 31, 2021 from 10.0% at the end of 2020.”

Earnings Highlights

				Change 1Q21 vs.
($ in millions, except per share data)	1Q21	1Q20	4Q20	1Q20	4Q20

Net income	$447	$269	$471	66%	-5%
Net income available to common shareholders ̶ diluted	$428	$251	$452	71%	-5%
Diluted earnings per common share	$3.33	$1.93	$3.52	73%	-5%
Annualized return on average assets	1.22%	.90%	1.30%
Annualized return on average common equity	11.57%	7.00%	12.07%

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Supplemental Reporting of Non-GAAP Results of Operations.  M&T consistently provides supplemental reporting of its results on a “net operating” or “tangible” basis, from which M&T excludes the after-tax effect of amortization of core deposit and other intangible assets (and the related goodwill and core deposit and other intangible asset balances, net of applicable deferred tax amounts) and expenses associated with merging acquired operations into M&T (when incurred), since such items are considered by management to be “nonoperating” in nature.  The amounts of such “nonoperating” expenses are presented in the tables that accompany this release.  Although “net operating income” as defined by M&T is not a GAAP measure, M&T's management believes that this information helps investors understand the effect of acquisition activity in reported results.

Diluted net operating earnings per common share were $3.41 in the first quarter of 2021, compared with $1.95 and $3.54 in the first and fourth quarters of 2020, respectively.  Net operating income aggregated $457 million in the recent quarter, $272 million in the first quarter of 2020 and $473 million in 2020’s final quarter.  Expressed as an annualized rate of return on average tangible assets and average tangible common shareholders' equity, net operating income in the recent quarter was 1.29% and 17.05%, respectively, .94% and 10.39%, respectively, in the similar quarter of 2020 and 1.35% and 17.53%, respectively, in the fourth quarter of 2020.

Taxable-equivalent Net Interest Income.  Net interest income expressed on a taxable-equivalent basis totaled $985 million in the recent quarter, up from $982 million in the first quarter of 2020.  The impact of a $26.1 billion or 24% increase in average earning assets to $134.4 billion in the recent quarter from $108.2 billion in the first quarter of 2020 was substantially offset by a 68 basis point narrowing of the net interest margin to 2.97% in the first quarter of 2021 from 3.65% in the year-earlier quarter.  In the fourth quarter of 2020, taxable-equivalent net interest income was $993 million, the net interest margin was 3.00% and average earning assets were $131.9 billion.  The lower net interest income in the recent quarter as compared with 2020’s fourth quarter reflects the fewer number of days in the first quarter of 2021, while the decline in the net interest margin was attributable to higher balances held in low yielding accounts at the Federal Reserve Bank of New York.

Taxable-equivalent Net Interest Income

				Change 1Q21 vs.
($ in millions)	1Q21	1Q20	4Q20	1Q20	4Q20

Average earning assets	$134,355	$108,226	$131,916	24%	2%
Net interest income ̶ taxable-equivalent	$985	$982	$993	—	-1%
Net interest margin	2.97%	3.65%	3.00%

Provision for Credit Losses/Asset Quality.  The Company recorded a provision for credit losses recapture of $25 million in the first quarter of 2021, compared with provisions of $250 million in the year-earlier quarter and $75 million in 2020’s fourth quarter.  The provision recapture reflects improvements in macroeconomic forecasts at March 31, 2021 as compared with previous forecasts. Nevertheless, the impact of those

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improvements was cautiously evaluated given the somewhat uneven and incomplete recovery evident in the economy through the recent quarter-end. The level of the provisions in the 2020 quarters reflected then projections of expected credit losses that were based on economic forecasts at those times.  Net loan charge-offs were $75 million during the recent quarter, compared with $49 million in the first quarter of 2020 and $97 million in the fourth quarter of 2020. Expressed as an annualized percentage of average loans outstanding, net charge-offs were .31% and .22% in the first quarters of 2021 and 2020, respectively, and .39% in the fourth quarter of 2020.

Loans classified as nonaccrual totaled $1.96 billion or 1.97% of total loans outstanding at March 31, 2021, compared with $1.89 billion or 1.92% of total loans at December 31, 2020 and $1.06 billion or 1.13% at March 31, 2020.  The increase in nonaccrual loans from March 31, 2020 to the two most recent quarter-ends reflects the continuing impact of the pandemic on borrowers’ ability to make contractual payments on their loans, most notably loans in the hospitality sector.  Assets taken in foreclosure of defaulted loans were $30 million at March 31, 2021, $84 million a year earlier and $35 million at December 31, 2020.

Allowance for Credit Losses.  M&T regularly performs detailed analyses of individual borrowers and portfolios for purposes of assessing the adequacy of the allowance for credit losses. As a result of those analyses, the allowance for credit losses totaled $1.64 billion or 1.65% of loans outstanding at March 31, 2021, compared with $1.38 billion or 1.47% at March 31, 2020 and $1.74 billion or 1.76% at December 31, 2020. The allowance at March 31, 2021 and December 31, 2020 represented 1.75% and 1.86%, respectively, of total loans on those dates, excluding outstanding balances of Paycheck Protection Program (“PPP”) loans.

Asset Quality Metrics
				Change 1Q21 vs.
($ in millions)	1Q21	1Q20	4Q20	1Q20	4Q20

At end of quarter
Nonaccrual loans	$1,957	$1,062	$1,893	84%	3%
Real estate and other foreclosed assets	$30	$84	$35	-64%	-14%
Total nonperforming assets	$1,987	$1,146	$1,928	73%	3%
Accruing loans past due 90 days or more (1)	$1,085	$530	$859	105%	26%
Nonaccrual loans as % of loans outstanding	1.97%	1.13%	1.92%

Allowance for credit losses	$1,636	$1,384	$1,736	18%	-6%
Allowance for credit losses as % of loans outstanding	1.65%	1.47%	1.76%

For the period
Provision for credit losses	$(25)	$250	$75	—	—
Net charge-offs	$75	$49	$97	53%	-23%
Net charge-offs as % of average loans (annualized)	.31%	.22%	.39%

(1)	Predominantly government-guaranteed residential real estate loans.

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Noninterest Income and Expense.  Noninterest income was $506 million in the first quarter of 2021, compared with $529 million in the year-earlier quarter and $551 million in the fourth quarter of 2020. The lower level of noninterest income when compared with the first 2020 quarter resulted largely from declines in service charges on deposit accounts, trading account and foreign exchange gains and a $23 million distribution from Bayview Lending Group LLC (“BLG”) in the initial 2020 quarter. Partially offsetting those factors were increased mortgage banking revenues and trust income, as well as lower unrealized losses on investment securities. The decreased income in the recent quarter as compared with the final quarter of 2020 predominantly reflects a fourth quarter 2020 distribution of $30 million from BLG that was made in lieu of a first quarter 2021 distribution and unrealized losses on investment securities.

Noninterest Income

				Change 1Q21 vs.
($ in millions)	1Q21	1Q20	4Q20	1Q20	4Q20

Mortgage banking revenues	$139	$128	$140	8%	-1%
Service charges on deposit accounts	93	106	96	-13%	-3%
Trust income	156	149	151	5%	3%
Brokerage services income	13	13	12	—	7%
Trading account and foreign exchange gains	6	21	7	-70%	-13%
Gain (loss) on bank investment securities	(12)	(21)	2	—	—
Other revenues from operations	111	133	143	-17%	-22%
Total	$506	$529	$551	-4%	-8%

Noninterest expense totaled $919 million in the first quarter of 2021, compared with $906 million in the corresponding quarter of 2020 and $845 million in the fourth quarter of 2020.  Excluding expenses considered to be nonoperating in nature, such as amortization of core deposit and other intangible assets and merger-related expenses, noninterest operating expenses were $907 million in the recent quarter, $903 million in the first quarter of 2020 and $842 million in 2020’s final quarter. Factors contributing to the modest increase in noninterest operating expenses in the recent quarter as compared with the year-earlier quarter were higher costs for salaries and employee benefits and professional services. Partially offsetting those factors were a recent quarter reduction of the valuation allowance for capitalized residential mortgage servicing rights of $9 million. When compared with the fourth quarter of 2020, the recent quarter increase in noninterest operating expenses resulted from higher costs for salaries and employee benefits, reflecting seasonally higher stock-based compensation and employee benefits expenses during the recent quarter that totaled $69 million, and increased professional services expenses, partially offset by the recent quarter reduction of the valuation allowance for capitalized residential mortgage servicing rights.

Noninterest Expense

				Change 1Q21 vs.
($ in millions)	1Q21	1Q20	4Q20	1Q20	4Q20

Salaries and employee benefits	$541	$537	$476	1%	14%
Equipment and net occupancy	82	80	84	4%	-2%
Outside data processing and software	66	64	68	2%	-3%
FDIC assessments	14	12	15	16%	-7%
Advertising and marketing	15	22	18	-35%	-18%
Printing, postage and supplies	9	11	9	-14%	12%
Amortization of core deposit and other intangible assets	3	4	3	-30%	-12%
Other costs of operations	189	176	172	7%	10%
Total	$919	$906	$845	1%	9%

The efficiency ratio, or noninterest operating expenses divided by the sum of taxable-equivalent net interest income and noninterest income (exclusive of gains and losses from bank investment securities), measures the relationship of operating expenses to revenues.  M&T's efficiency ratio was 60.3% in the first quarter of 2021, 58.9% in the year-earlier quarter and 54.6% in the fourth quarter of 2020.

Balance Sheet.  M&T had total assets of $150.5 billion at March 31, 2021, compared with $124.6 billion and $142.6 billion at March 31, 2020 and December 31, 2020, respectively. Loans and leases, net of unearned discount, were $99.3 billion at March 31, 2021, up from $94.1 billion at March 31, 2020 and $98.5 billion at December 31, 2020. The increase in total loans and leases at the recent quarter-end as compared with the first quarter of 2020 was driven largely by growth in commercial loans of $1.6 billion, residential real estate loans of $1.7 billion and consumer loans of $1.1 billion. The commercial loan growth reflects loans originated as part of the PPP which totaled $6.2 billion at March 31, 2021, as compared with $5.4 billion at December 31, 2020. The PPP was initiated during the second quarter of 2020. The rise in residential real estate loans was attributable to purchased government-guaranteed loans and the consumer loan increase reflects higher balances of recreational finance and automobile loans.  Total deposits rose to $128.5 billion at the recent quarter-end, compared with $100.2 billion at March 31, 2020 and $119.8 billion at December 31, 2020. The increased levels of deposits at the two most recent quarter-ends as compared with March 31, 2020 reflect higher levels of liquidity being maintained by many commercial and consumer customers.

Total shareholders' equity was $16.4 billion, or 10.93% of total assets at March 31, 2021, $15.8 billion, or 12.70% at March 31, 2020 and $16.2 billion, or 11.35% at December 31, 2020. Common shareholders' equity was $15.2 billion, or $118.12 per share, at March 31, 2021, compared with $14.6 billion, or $113.54 per share, a year-earlier and $14.9 billion, or $116.39 per share, at December 31, 2020. Tangible equity per common share was $82.35 at March 31, 2021, $77.60 at March 31, 2020 and $80.52 at December 31, 2020. In the calculation of tangible equity per common share, common shareholders' equity is reduced by the carrying values of goodwill and core deposit and other intangible assets, net of applicable deferred tax balances.  M&T estimates

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that the ratio of Common Equity Tier 1 to risk-weighted assets under regulatory capital rules was approximately 10.4% at March 31, 2021, up from 10.0% three months earlier.

Conference Call.  Investors will have an opportunity to listen to M&T's conference call to discuss first quarter financial results today at 11:00 a.m. Eastern Time.  Those wishing to participate in the call may dial

(877) 780-2276.  International participants, using any applicable international calling codes, may dial

(973) 582-2700.  Callers should reference M&T Bank Corporation or the conference ID #1019927.  The conference call will be webcast live through M&T's website at https://ir.mtb.com/events-presentations. A replay of the call will be available through Monday, April 26, 2021 by calling (800) 585-8367, or (404) 537-3406 for international participants, and by making reference to the ID #1019927.  The event will also be archived and available by 3:00 p.m. today on M&T's website at https://ir.mtb.com/events-presentations.

M&T is a financial holding company headquartered in Buffalo, New York.  M&T's principal banking subsidiary, M&T Bank, operates banking offices in New York, Maryland, New Jersey, Pennsylvania, Delaware, Connecticut, Virginia, West Virginia and the District of Columbia.  Trust-related services are provided by M&T's Wilmington Trust-affiliated companies and by M&T Bank.

Forward-Looking Statements.  This news release and related conference call may contain forward-looking statements that are based on current expectations, estimates and projections about M&T's business, management's beliefs and assumptions made by management.  Any statement that does not describe historical or current facts is a forward-looking statement.

Statements regarding the potential effects of the Coronavirus Disease 2019 ("COVID-19") pandemic on M&T's business, financial condition, liquidity and results of operations may constitute forward-looking statements and are subject to the risk that the actual effects may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond M&T's control, including the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, and the direct and indirect impact of the pandemic on customers, clients, third parties and M&T.

Also as described further below, statements regarding M&T’s expectations or predictions regarding the proposed transaction between M&T and People’s United Financial, Inc. (“People’s United”) are forward-looking statements, including statements regarding the expected timing, completion and effects of the proposed transaction as well as M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook.

Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” or “potential,” by future conditional verbs such as “will,”

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“would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity; prepayment speeds, loan originations, credit losses and market values on loans, collateral securing loans, and other assets; sources of liquidity; common shares outstanding; common stock price volatility; fair value of and number of stock-based compensation awards to be issued in future periods; risks, predictions and uncertainties relating to the impact of the COVID-19 pandemic and the People’s United transaction; the impact of changes in market values on trust-related revenues; legislation or regulations affecting the financial services industry as a whole, and M&T and its subsidiaries individually or collectively, including tax legislation or regulation; regulatory supervision and oversight, including monetary policy and capital requirements; changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board, regulatory agencies or legislation; increasing price and product/service competition by competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the mix of products/services; containing costs and expenses; governmental and public policy changes; protection and validity of intellectual property rights; reliance on large customers; technological, implementation and cost/financial risks in large, multi-year contracts; the outcome of pending and future litigation and governmental proceedings, including tax-related examinations and other matters; continued availability of financing; financial resources in the amounts, at the times and on the terms required to support M&T and its subsidiaries' future businesses; and material differences in the actual financial results of merger, acquisition and investment activities compared with M&T's initial expectations, including the full realization of anticipated cost savings and revenue enhancements.

In addition, Future Factors related to the proposed transaction between M&T and People’s United, include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T

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and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements.  In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T and its subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its 2020 Form 10-K, including in the Risk Factors section of such report, as well as in certain other SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.

Additional Information and Where to Find It. In connection with the proposed transaction with People’s United, M&T filed with the SEC a registration statement (Registration No. 333-254962) on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a joint proxy statement of M&T and People’s United which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED

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AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or  Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation of Proxies in Connection with Proposed Transaction. M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain of its Current Reports on Form 8-K.  Information regarding People’s United’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, as amended by an amendment to the Form 10-K filed with the SEC on March 30, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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Financial Highlights

	Three months ended
	March 31
Amounts in thousands, except per share	2021	2020	Change
Performance
Net income	$447,249	268,822	66%
Net income available to common shareholders	428,093	250,701	71%
Per common share:
Basic earnings	$3.33	1.93	73%
Diluted earnings	3.33	1.93	73%
Cash dividends	$1.10	1.10	—
Common shares outstanding:
Average - diluted (1)	128,669	129,755	-1%
Period end (2)	128,658	128,282	—
Return on (annualized):
Average total assets	1.22%	.90%
Average common shareholders' equity	11.57%	7.00%
Taxable-equivalent net interest income	$985,128	981,868	—
Yield on average earning assets	3.08%	4.18%
Cost of interest-bearing liabilities	.18%	.83%
Net interest spread	2.90%	3.35%
Contribution of interest-free funds	.07%	.30%
Net interest margin	2.97%	3.65%
Net charge-offs to average total net loans (annualized)	.31%	.22%
Net operating results (3)
Net operating income	$457,372	271,705	68%
Diluted net operating earnings per common share	3.41	1.95	75%
Return on (annualized):
Average tangible assets	1.29%	.94%
Average tangible common equity	17.05%	10.39%
Efficiency ratio	60.3%	58.9%

	At March 31
Loan quality	2021	2020	Change
Nonaccrual loans	$1,957,106	1,061,748	84%
Real estate and other foreclosed assets	29,797	83,605	-64%
Total nonperforming assets	$1,986,903	1,145,353	73%
Accruing loans past due 90 days or more (4)	$1,084,553	530,317	105%
Government guaranteed loans included in totals above:
Nonaccrual loans	$51,668	50,561	2%
Accruing loans past due 90 days or more	1,044,599	464,243	125%
Renegotiated loans	$242,121	232,439	4%
Nonaccrual loans to total net loans	1.97%	1.13%
Allowance for credit losses to total loans	1.65%	1.47%

(1)	Includes common stock equivalents.
(2)	Includes common stock issuable under deferred compensation plans.
(3)

Excludes amortization and balances related to goodwill and core deposit and other intangible assets and merger-related expenses which, except in the calculation of the efficiency ratio, are net of applicable income tax effects. Reconciliations of net income with net operating income appear on page 17.

(4)	Predominantly residential real estate loans.

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Financial Highlights, Five Quarter Trend

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
Amounts in thousands, except per share	2021	2020	2020	2020	2020
Performance
Net income	$447,249	471,140	372,136	241,054	268,822
Net income available to common shareholders	428,093	451,869	353,400	223,099	250,701
Per common share:
Basic earnings	$3.33	3.52	2.75	1.74	1.93
Diluted earnings	3.33	3.52	2.75	1.74	1.93
Cash dividends	$1.10	1.10	1.10	1.10	1.10
Common shares outstanding:
Average - diluted (1)	128,669	128,379	128,355	128,333	129,755
Period end (2)	128,658	128,333	128,303	128,294	128,282
Return on (annualized):
Average total assets	1.22%	1.30%	1.06%	.71%	.90%
Average common shareholders' equity	11.57%	12.07%	9.53%	6.13%	7.00%
Taxable-equivalent net interest income	$985,128	993,252	947,114	961,371	981,868
Yield on average earning assets	3.08%	3.15%	3.13%	3.38%	4.18%
Cost of interest-bearing liabilities	.18%	.25%	.30%	.40%	.83%
Net interest spread	2.90%	2.90%	2.83%	2.98%	3.35%
Contribution of interest-free funds	.07%	.10%	.12%	.15%	.30%
Net interest margin	2.97%	3.00%	2.95%	3.13%	3.65%
Net charge-offs to average total net loans (annualized)	.31%	.39%	.12%	.29%	.22%
Net operating results (3)
Net operating income	$457,372	473,453	375,029	243,958	271,705
Diluted net operating earnings per common share	3.41	3.54	2.77	1.76	1.95
Return on (annualized):
Average tangible assets	1.29%	1.35%	1.10%	.74%	.94%
Average tangible common equity	17.05%	17.53%	13.94%	9.04%	10.39%
Efficiency ratio	60.3%	54.6%	56.2%	55.7%	58.9%

	March 31,	December 31,	September 30,	June 30,	March 31,
Loan quality	2021	2020	2020	2020	2020
Nonaccrual loans	$1,957,106	1,893,299	1,239,972	1,156,650	1,061,748
Real estate and other foreclosed assets	29,797	34,668	49,872	66,763	83,605
Total nonperforming assets	$1,986,903	1,927,967	1,289,844	1,223,413	1,145,353
Accruing loans past due 90 days or more (4)	$1,084,553	859,208	527,258	535,755	530,317
Government guaranteed loans included in totals above:
Nonaccrual loans	$51,668	48,820	45,975	51,165	50,561
Accruing loans past due 90 days or more	1,044,599	798,121	505,446	454,269	464,243
Renegotiated loans	$242,121	238,994	242,581	234,768	232,439
Nonaccrual loans to total net loans	1.97%	1.92%	1.26%	1.18%	1.13%
Allowance for credit losses to total loans	1.65%	1.76%	1.79%	1.68%	1.47%

(1)	Includes common stock equivalents.
(2)	Includes common stock issuable under deferred compensation plans.
(3)

Excludes amortization and balances related to goodwill and core deposit and other intangible assets and merger-related expenses which, except in the calculation of the efficiency ratio, are net of applicable income tax effects. Reconciliations of net income with net operating income appear on page 17.

(4)	Predominantly residential real estate loans.

11-11-11-11-11

M&T BANK CORPORATION

Condensed Consolidated Statement of Income

	Three months ended
	March 31
Dollars in thousands	2021	2020	Change
Interest income	$1,016,962	1,120,419	-9%
Interest expense	35,567	143,614	-75
Net interest income	981,395	976,805	—
Provision for credit losses	(25,000)	250,000	—
Net interest income after provision for credit losses	1,006,395	726,805	38
Other income
Mortgage banking revenues	138,754	127,909	8
Service charges on deposit accounts	92,777	106,161	-13
Trust income	156,022	148,751	5
Brokerage services income	13,113	13,129	—
Trading account and foreign exchange gains	6,284	21,016	-70
Loss on bank investment securities	(12,282)	(20,782)	—
Other revenues from operations	110,930	133,176	-17
Total other income	505,598	529,360	-4
Other expense
Salaries and employee benefits	541,078	536,843	1
Equipment and net occupancy	82,471	79,640	4
Outside data processing and software	65,751	64,410	2
FDIC assessments	14,188	12,271	16
Advertising and marketing	14,628	22,375	-35
Printing, postage and supplies	9,317	10,852	-14
Amortization of core deposit and other intangible assets	2,738	3,913	-30
Other costs of operations	189,273	176,112	7
Total other expense	919,444	906,416	1
Income before income taxes	592,549	349,749	69
Applicable income taxes	145,300	80,927	80
Net income	$447,249	268,822	66%

12-12-12-12-12

M&T BANK CORPORATION

Condensed Consolidated Statement of Income, Five Quarter Trend

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
Dollars in thousands	2021	2020	2020	2020	2020
Interest income	$1,016,962	1,038,890	1,001,161	1,032,242	1,120,419
Interest expense	35,567	49,610	58,066	75,105	143,614
Net interest income	981,395	989,280	943,095	957,137	976,805
Provision for credit losses	(25,000)	75,000	150,000	325,000	250,000
Net interest income after provision for credit losses	1,006,395	914,280	793,095	632,137	726,805
Other income
Mortgage banking revenues	138,754	140,441	153,267	145,024	127,909
Service charges on deposit accounts	92,777	95,817	91,355	77,455	106,161
Trust income	156,022	151,314	149,937	151,882	148,751
Brokerage services income	13,113	12,234	11,602	10,463	13,129
Trading account and foreign exchange gains	6,284	7,204	4,026	8,290	21,016
Gain (loss) on bank investment securities	(12,282)	1,619	2,773	6,969	(20,782)
Other revenues from operations	110,930	142,621	107,601	87,190	133,176
Total other income	505,598	551,250	520,561	487,273	529,360
Other expense
Salaries and employee benefits	541,078	476,110	478,897	458,842	536,843
Equipment and net occupancy	82,471	84,228	81,080	77,089	79,640
Outside data processing and software	65,751	68,034	64,660	61,376	64,410
FDIC assessments	14,188	15,204	12,121	14,207	12,271
Advertising and marketing	14,628	17,832	11,855	9,842	22,375
Printing, postage and supplies	9,317	8,335	9,422	11,260	10,852
Amortization of core deposit and other intangible assets	2,738	3,129	3,914	3,913	3,913
Other costs of operations	189,273	172,136	164,825	170,513	176,112
Total other expense	919,444	845,008	826,774	807,042	906,416
Income before income taxes	592,549	620,522	486,882	312,368	349,749
Applicable income taxes	145,300	149,382	114,746	71,314	80,927
Net income	$447,249	471,140	372,136	241,054	268,822

13-13-13-13-13

M&T BANK CORPORATION

Condensed Consolidated Balance Sheet

	March 31
Dollars in thousands	2021	2020	Change
ASSETS
Cash and due from banks	$1,258,989	1,298,192	-3%
Interest-bearing deposits at banks	31,407,227	8,896,307	253
Federal funds sold	1,000	—	—
Trading account	687,359	1,224,291	-44
Investment securities	6,610,667	8,956,590	-26
Loans and leases:
Commercial, financial, etc.	27,811,190	26,243,648	6
Real estate - commercial	37,425,974	36,684,106	2
Real estate - consumer	17,349,683	15,643,014	11
Consumer	16,712,233	15,571,507	7
Total loans and leases, net of unearned discount	99,299,080	94,142,275	5
Less: allowance for credit losses	1,636,206	1,384,366	18
Net loans and leases	97,662,874	92,757,909	5
Goodwill	4,593,112	4,593,112	—
Core deposit and other intangible assets	11,427	25,121	-55
Other assets	8,248,405	6,826,311	21
Total assets	$150,481,060	124,577,833	21%

LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest-bearing deposits	$53,641,419	35,554,715	51%
Interest-bearing deposits	74,193,255	63,410,672	17
Deposits at Cayman Islands office	641,691	1,217,921	-47
Total deposits	128,476,365	100,183,308	28
Short-term borrowings	58,957	59,180	—
Accrued interest and other liabilities	2,000,727	2,198,116	-9
Long-term borrowings	3,498,503	6,321,435	-45
Total liabilities	134,034,552	108,762,039	23
Shareholders' equity:
Preferred	1,250,000	1,250,000	—
Common	15,196,508	14,565,794	4
Total shareholders' equity	16,446,508	15,815,794	4
Total liabilities and shareholders' equity	$150,481,060	124,577,833	21%

14-14-14-14-14

M&T BANK CORPORATION

Condensed Consolidated Balance Sheet, Five Quarter Trend

	March 31,	December 31,	September 30,	June 30,	March 31,
Dollars in thousands	2021	2020	2020	2020	2020
ASSETS
Cash and due from banks	$1,258,989	1,552,743	1,489,232	1,354,815	1,298,192
Interest-bearing deposits at banks	31,407,227	23,663,810	20,197,937	20,888,341	8,896,307
Federal funds sold	1,000	—	—	—	—
Trading account	687,359	1,068,581	1,215,573	1,293,534	1,224,291
Investment securities	6,610,667	7,045,697	7,723,004	8,454,344	8,956,590
Loans and leases:
Commercial, financial, etc.	27,811,190	27,574,564	27,891,648	29,203,862	26,243,648
Real estate - commercial	37,425,974	37,637,889	37,582,084	37,159,451	36,684,106
Real estate - consumer	17,349,683	16,752,993	16,663,708	15,611,462	15,643,014
Consumer	16,712,233	16,570,421	16,309,608	15,782,773	15,571,507
Total loans and leases, net of unearned discount	99,299,080	98,535,867	98,447,048	97,757,548	94,142,275
Less: allowance for credit losses	1,636,206	1,736,387	1,758,505	1,638,236	1,384,366
Net loans and leases	97,662,874	96,799,480	96,688,543	96,119,312	92,757,909
Goodwill	4,593,112	4,593,112	4,593,112	4,593,112	4,593,112
Core deposit and other intangible assets	11,427	14,165	17,294	21,208	25,121
Other assets	8,248,405	7,863,517	6,702,048	6,812,303	6,826,311
Total assets	$150,481,060	142,601,105	138,626,743	139,536,969	124,577,833

LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest-bearing deposits	$53,641,419	47,572,884	44,201,670	45,397,843	35,554,715
Interest-bearing deposits	74,193,255	71,580,750	70,061,680	68,701,832	63,410,672
Deposits at Cayman Islands office	641,691	652,104	899,989	868,284	1,217,921
Total deposits	128,476,365	119,805,738	115,163,339	114,967,959	100,183,308
Short-term borrowings	58,957	59,482	46,123	52,298	59,180
Accrued interest and other liabilities	2,000,727	2,166,409	1,857,383	2,250,316	2,198,116
Long-term borrowings	3,498,503	4,382,193	5,458,885	6,321,291	6,321,435
Total liabilities	134,034,552	126,413,822	122,525,730	123,591,864	108,762,039
Shareholders' equity:
Preferred	1,250,000	1,250,000	1,250,000	1,250,000	1,250,000
Common	15,196,508	14,937,283	14,851,013	14,695,105	14,565,794
Total shareholders' equity	16,446,508	16,187,283	16,101,013	15,945,105	15,815,794
Total liabilities and shareholders' equity	$150,481,060	142,601,105	138,626,743	139,536,969	124,577,833

15-15-15-15-15

M&T BANK CORPORATION

Condensed Consolidated Average Balance Sheet and Annualized Taxable-equivalent Rates

	Three months ended						Change in balance
	March 31,		March 31,		December 31,		March 31, 2021 from
Dollars in millions	2021		2020		2020		March 31,	December 31,
	Balance	Rate	Balance	Rate	Balance	Rate	2020	2020
ASSETS
Interest-bearing deposits at banks	$27,666	.10%	6,130	1.24%	22,206	.10%	351%	25%
Federal funds sold and agreements to resell securities	678	.12	1,224	1.34	3,799	.12	-45	-82
Trading account	50	1.44	64	2.64	50	1.97	-22	—
Investment securities	6,605	2.28	9,102	2.22	7,195	2.25	-27	-8
Loans and leases, net of unearned discount
Commercial, financial, etc.	27,723	3.53	24,290	4.10	27,713	3.56	14	—
Real estate - commercial	37,609	4.16	36,034	4.83	37,707	4.15	4	—
Real estate - consumer	17,404	3.54	15,931	4.03	16,761	3.56	9	4
Consumer	16,620	4.64	15,451	5.30	16,485	4.78	8	1
Total loans and leases, net	99,356	3.99	91,706	4.61	98,666	4.01	8	1
Total earning assets	134,355	3.08	108,226	4.18	131,916	3.15	24	2
Goodwill	4,593		4,593		4,593		—	—
Core deposit and other intangible assets	13		27		16		-53	-18
Other assets	9,196		7,739		8,038		19	14
Total assets	$148,157		120,585		144,563		23%	2%

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing deposits
Savings and interest-checking deposits	$70,458	.07	56,366	.56	69,133	.11	25%	2%
Time deposits	3,732	.76	5,672	1.55	4,113	.97	-34	-9
Deposits at Cayman Islands office	683	.11	1,672	.82	826	.11	-59	-17
Total interest-bearing deposits	74,873	.10	63,710	.65	74,072	.16	18	1
Short-term borrowings	62	.01	58	.16	64	.01	7	-4
Long-term borrowings	3,851	1.78	6,240	2.60	5,294	1.47	-38	-27
Total interest-bearing liabilities	78,786	.18	70,008	.83	79,430	.25	13	-1
Noninterest-bearing deposits	50,860		32,456		46,904		57	8
Other liabilities	2,184		2,401		2,016		-9	8
Total liabilities	131,830		104,865		128,350		26	3
Shareholders' equity	16,327		15,720		16,213		4	1
Total liabilities and shareholders' equity	$148,157		120,585		144,563		23%	2%

Net interest spread		2.90		3.35		2.90
Contribution of interest-free funds		.07		.30		.10
Net interest margin		2.97%		3.65%		3.00%

16-16-16-16-16

M&T BANK CORPORATION

Reconciliation of Quarterly GAAP to Non-GAAP Measures, Five Quarter Trend

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2021	2020	2020	2020	2020
Income statement data
In thousands, except per share
Net income
Net income	$447,249	471,140	372,136	241,054	268,822
Amortization of core deposit and other intangible assets (1)	2,034	2,313	2,893	2,904	2,883
Merger-related expenses (1)	8,089	—	—	—	—
Net operating income	$457,372	473,453	375,029	243,958	271,705

Earnings per common share
Diluted earnings per common share	$3.33	3.52	2.75	1.74	1.93
Amortization of core deposit and other intangible assets (1)	.02	.02	.02	.02	.02
Merger-related expenses (1)	.06	—	—	—	—
Diluted net operating earnings per common share	$3.41	3.54	2.77	1.76	1.95

Other expense
Other expense	$919,444	845,008	826,774	807,042	906,416
Amortization of core deposit and other intangible assets	(2,738)	(3,129)	(3,914)	(3,913)	(3,913)
Merger-related expenses	(9,951)	—	—	—	—
Noninterest operating expense	$906,755	841,879	822,860	803,129	902,503
Efficiency ratio
Noninterest operating expense (numerator)	$906,755	841,879	822,860	803,129	902,503
Taxable-equivalent net interest income	$985,128	993,252	947,114	961,371	981,868
Other income	505,598	551,250	520,561	487,273	529,360
Less: Gain (loss) on bank investment securities	(12,282)	1,619	2,773	6,969	(20,782)
Denominator	$1,503,008	1,542,883	1,464,902	1,441,675	1,532,010
Efficiency ratio	60.3%	54.6%	56.2%	55.7%	58.9%
Balance sheet data
In millions
Average assets
Average assets	$148,157	144,563	140,181	136,446	120,585
Goodwill	(4,593)	(4,593)	(4,593)	(4,593)	(4,593)
Core deposit and other intangible assets	(13)	(16)	(19)	(23)	(27)
Deferred taxes	3	4	5	6	7
Average tangible assets	$143,554	139,958	135,574	131,836	115,972
Average common equity
Average total equity	$16,327	16,213	16,073	15,953	15,720
Preferred stock	(1,250)	(1,250)	(1,250)	(1,250)	(1,250)
Average common equity	15,077	14,963	14,823	14,703	14,470
Goodwill	(4,593)	(4,593)	(4,593)	(4,593)	(4,593)
Core deposit and other intangible assets	(13)	(16)	(19)	(23)	(27)
Deferred taxes	3	4	5	6	7
Average tangible common equity	$10,474	10,358	10,216	10,093	9,857
At end of quarter
Total assets
Total assets	$150,481	142,601	138,627	139,537	124,578
Goodwill	(4,593)	(4,593)	(4,593)	(4,593)	(4,593)
Core deposit and other intangible assets	(12)	(14)	(17)	(21)	(25)
Deferred taxes	3	4	4	5	6
Total tangible assets	$145,879	137,998	134,021	134,928	119,966
Total common equity
Total equity	$16,447	16,187	16,101	15,945	15,816
Preferred stock	(1,250)	(1,250)	(1,250)	(1,250)	(1,250)
Common equity	15,197	14,937	14,851	14,695	14,566
Goodwill	(4,593)	(4,593)	(4,593)	(4,593)	(4,593)
Core deposit and other intangible assets	(12)	(14)	(17)	(21)	(25)
Deferred taxes	3	4	4	5	6
Total tangible common equity	$10,595	10,334	10,245	10,086	9,954

(1)	After any related tax effect.